First Interstate BancSystem May 24, 2017 Annual Shareholders’ Meeting Filed by First Interstate BancSystem, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Cascade Bancorp (Commission File No.: 000-23322)

Safe Harbor This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, that involve inherent risks and uncertainties. Any statements about our plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates and other important factors that could cause actual results to differ materially from any results, performance or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about revenues, income from the origination and sale of loans, net interest margin, quarterly provisions for loan losses, non-interest expense, loan growth, non-performing assets and net charge-off of loans and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected, including but not limited to the following: the factors described in our Form 10-K and subsequent filings with the Securities and Exchange Commission (“SEC”), including under the sections entitled “Risk Factors”. The risk factors described in Forms 10-K are not necessarily all of the important factors that could cause our actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statement contained in this presentation. Other unknown or unpredictable factors also could affect our results. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and we do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Page 3

Safe Harbor Continued Additional Information and Where to Find It This communication is being made in respect of the proposed merger between First Interstate BancSystem, Inc. (“First Interstate”) and Cascade Bancorp (“Cascade”). In connection with the proposed merger, First Interstate has filed with the SEC a Registration Statement on Form S-4, which the SEC declared effective on April 7, 2017, and which includes the Joint Proxy Statement. Cascade filed the Joint Proxy Statement with the SEC on April 13, 2017. First Interstate and Cascade have also delivered the Joint Proxy Statement to their respective shareholders seeking the required shareholder approvals. First Interstate and Cascade urge investors and security holders to read the above-referenced Registration Statement on Form S-4 (including the Joint Proxy Statement) regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information about the proposed merger. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from: (i) Cascade’s website (www.botc.com) under the heading “About Us” and then under the heading “Investor Relations” and then under the heading “Investor Information” and then under the tab “SEC Filings;” (ii) Cascade upon written request to Cascade Bancorp, Attn: Investor Relations, 1100 North West Wall Street, P.O. Box 369, Bend, Oregon 97701; or (iii) First Interstate’s website (www.fibk.com). Participants in Solicitation Cascade, First Interstate and their respective directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Cascade’s participants is set forth in Cascade’s Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the SEC on March 3, 2017, and the Joint Proxy Statement. Information concerning First Interstate’s participants is set forth in First Interstate’s Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the SEC on March 2, 2017, and the Joint Proxy Statement. Additional information about Cascade’s directors and executive officers and First Interstate’s directors and executive officers can also be found in the Joint Proxy Statement. Investors should read the Joint Proxy Statement carefully before making any voting or investment decisions. You can obtain free copies of these documents from First Interstate and Cascade using the contact information above.

History in the making… Our unique footprint is expanding Naming rights nationwide

Entering Attractive, High-Growth Pacific Northwest Markets


Cascade
First Interstate
Seattle
Tacoma
LPO
Olympia
Spokane
WA
Glacier National Park
Missoula
MT
Helena
Billings
Selway-Bitterroot Wilderness
LPO
Portland
Salem
ID
Bend
Eugene
OR
Boise
Medford
Yellowstone National Park
WY
Casper
Cheyenne
ND
Bismarck
SD
Rapid City
Pierre
NE
90
15
84
94
25
80

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First Interstate BancSystem

Fourth and Largest Acquisition Since 2014 $ in Thousands Mountain West Financial Corp On July 31, 2014, the Company acquired Mountain West Financial Corp, a Montana-based bank holding company operating one subsidiary bank, with branches located in five of the Company’s current market areas. Total assets of $611,599, gross loans of $360,272 and total deposits of $515,379. Absarokee Bancorporation, Inc. On July 24, 2015, the Company acquired Absarokee Bancorporation, Inc., a Montana-based bank holding company operating one subsidiary bank, United Bank, with branches located in three Montana communities adjacent to the Company’s existing market areas. Total assets of $74,537, gross loans of $36,644 and total deposits of $63,565. Flathead Bank of Bigfork On April 26, 2016, the Company entered into a agreement to acquire Flathead Bank of Bigfork. With total assets of $231.6 million as of December 31, 2015, Flathead Bank operates seven branches in western and northwestern Montana. The transaction is expected to close during the third quarter of 2016. Cascade Bancorp On November 17, 2016, the Company entered into a agreement to acquire Cascade Bancorp. With total assets of $3 billion as of December 31, 2016, Cascade operates 46 branches in Oregon, Washington and Idaho. The transaction is expected to close May 30, 2017.

Total Return to Shareholders (As of May 5, 2017) Since the IPO in March 2010, FIBK has delivered a 231% total return to shareholders Total Return %

Key Trading and Valuation Metrics Market Cap$1.75 Billion Average 52 Week Trading Volume$5.5 Million per Day Trailing Price to Earnings17.7x Price to Book Value1.75 Price to Tangible Book Value2.33 Annualized Dividend Yield2.51% Page 5 (Based on Stock Price of $38.75)

Dividends The Company has consistently paid quarterly dividends for over 25 years. The dividend has increased 1.13% since the IPO in 2010. * Accelerated Dividend paid in 2012 ** 3/31/17 Annualized

Maximizing Shareholder Value Management’s priority is to deploy capital through: Organic Growth Strategic M&A Stock Repurchases Dividends Special Dividends

Balanced Approach to Capital Allocation Capital deployed as a percentage of earnings – 115% FY 2014-2016 Capital Usage Organic Growth $67 million to support increase in total assets Mergers &Acquisitions $80 million used for acquisitions Dividends $104 million in cash dividends paid – 39% payout ratio Stock Repurchases $56 million spent on stock buyback program

Strong Capital Allows Growth Page 8

Financial Comparison Since IPO

Our History: Strong Earnings Performance and Stable Balance Sheet

Core Pre-Tax, Pre-Provision Net Income Exclusive of Acquisition and Litigation Costs $ in thousands Page 10

Core Earnings Per Share Exclusive of Acquisition and Litigation Costs Page 11

Strong Returns Core Return on Average assets Core Return on average common equity

Building the Foundation for Future Growth Chief Credit Officer: Steve Yose (Previously head of NW Region Credit Administration for KeyBank) General Counsel: Kirk Jensen (Bank regulatory and compliance expertise) Chief Banking Officer: Bill Gottwals (Previously at U.S. Bank) Head of Human Resources: Mike Cherwin (Previously at Wintrust) Development of talented internal employees for executive positions People M&A execution honed through three successful acquisitions and integrations in the last three years Board-level Risk Committee Established Enhanced Credit Administration policies and procedures Enhanced Residential Mortgage process Enhanced Enterprise Risk Management and compliance processes Processes Investments made to enhance efficiency and improve scalability New digital banking platform launched in October 2016 New systems rolled out for General Ledger, Accounts Payable, Reporting and Human Resources management Technology

Why Invest in First Interstate BancSystem? Committed to Increasing Shareholder Value Long Track Record of Profitability Low-Cost Core Deposit Funding Conservative Credit Strategy which Limits Exposure to Large Losses Diversified Customer Base Tempers Economic Volatility Significant Market Share Provides Leverage in Pricing Transformational Acquisition of Cascade Bancorp Creates Foundation for Strong Future Growth Page 29